News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	December 1, 2022

Seabridge Gold Director Receives Award for Excellence in Social, Environmental
Responsibility and Governance (ESG)

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that one of its Directors, Clem Pelletier, has been awarded the 2022 Robert R. Hedley Award which is granted annually by the Association for Mineral Exploration ("AME") in British Columbia, Canada to an AME member who has made significant global contributions to environmental, social and governance practices in mineral development and mining in BC, Canada and beyond.  The official announcement from AME can be reviewed here in its entirety.

The award specifically recognizes the lifetime achievements of Clem Pelletier for his contributions to the mining industry over the past 50 years. Throughout his career, Clem has been a vocal advocate for collaborative scientific research to advance sound environmental practices working with Indigenous communities locally and worldwide. He has been instrumental in securing environmental and social impact approvals for major resource projects including KSM, Galore Creek, the Jansen Potash Project, Goro Nickel, Voisey's Bay Nickel Project, Escondida and the EKATI Diamond Mine. His knowledge, dedication and perseverance have won the respect and admiration of his peers.

Seabridge Chairman and CEO Rudi Fronk stated: "Clem's fellow Board members are very pleased to see that his lifetime contributions have been acknowledged and recognized by his colleagues in the mining industry. I wish to thank Clem for his leadership in advancing the KSM Project over the past 14 years, first as the key technical advisor/leader managing the Rescan/Tahltan Environmental Group whose work helped to secure our environmental and social approvals, and more recently as a member of our Board and Chair of its Technical Committee. His contributions have helped to make KSM one of the world's most responsibly-designed mining projects. Before the more formal principles of ESG had been developed, we had Clem to guide us down the path of sensitive and informed engagement with our environment and our Indigenous neighbours."

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com